                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 2)*



                            PACIFIC CREST CAPITAL INC

 ------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK

 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   694166 10 9

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                                 (CUSIP Number)






Check the following box if a fee is being paid with this statement ( ).



                       (Continued on following page (s) )

                               (Page 1 of 6 Pages)
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CUSIP NO.  694166  10  9                13G                    PAGE 2 OF 6 PAGES



1     NAME OF REPORTING PERSON               Deltec Asset Management Corporation
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      I.R.S. NO.  13-5133790

2     CHECK APPROPRIATE BOX IF A MEMBER OF GROUP *            (A)___
                                                              (B) (X)
3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION  State of New York

      5.     SOLE VOTING POWER                        NOT APPLICABLE

      6.     SHARED VOTING POWER                      NOT APPLICABLE

      7.     SOLE DISPOSITIVE POWER                   NOT APPLICABLE

      8.     SHARED DISPOSITIVE POWER                 NOT APPLICABLE


9.    AGGREGATE AMOUNT BENEFICIALLY  OWNED BY EACH
      REPORTING PERSON                                NOT APPLICABLE

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES *


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9     NOT APPLICABLE


12.   TYPE OF REPORTING PERSON*               BD, IA, CO


                                   Page 2 of 6
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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549
        -----------------------------------------------------------------


                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934
       ------------------------------------------------------------------




Item 1.     (a)   Name of Issuer:         Pacific Crest Capital Inc

            (b)   Address of Issuer's Principal Executive Offices:
                                          30343 Canwood Street
                                          Suite 100
                                          Agoura Hills, CA  91301



Item 2.     (a)   Name of Person Filing:
                                    Deltec Asset Management Corporation


            (b)   Address of Principal Business Office:
                               535 Madison Avenue
                               New York, NY 10022


                                 Page 3 of 6
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Item 2.     (c)   Citizenship:                        State of New York

            (d)   Title of Class of Securities:       Common Stock

            (e)   CUSIP Number:                       694166  10  9


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   Broker Dealer registered under Section 15 of the Act       (X)

            (b)   Bank as defined in Section 3(a)(6) of the Act,

            (c)   Insurance Company as defined in Section 3(a)(19) of the Act,

            (d) Investment Company registered under Section 8 of the Investment Company Act

            (e)   Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940                            (X)

            (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F),

            (g)   Parent Holding Company, in accordance with Rule 13d-1(b)
                  (ii) (G)

            (h)   Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4. Ownership

            (a)   Amount Beneficially Owned:          NOT APPLICABLE.

            (b)   Percent of Class:                   NOT APPLICABLE.

            (c)   Number of shares to which such person has:

                  (i)   sole power to vote or to direct to vote: NOT APPLICABLE.

                  (ii)  shared power to vote or to direct the vote:
                                                                 NOT APPLICABLE.

                  (iii) sole power to dispose or to direct the disposition of:
                                                                 NOT APPLICABLE.

                  (iv)  shared power to dispose or to direct the disposition of:
                                                                 NOT APPLICABLE.


                                Page 4 of 6 Pages
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Item 5. Ownership of Five Percent or Less of a Class:

            This Amendment No. 2 to the Reporting Person's Statement of
Schedule 13G is being filed to report that, as of December 31, 1997, and as of the date hereof, the Reporting Person owned no shares of Pacific Crest Capital Inc.


Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

                                 NOT APPLICABLE.


Item 7: Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:


                                 NOT APPLICABLE.


Item 8. Identification and Classification of Members of the Group:


                                 NOT APPLICABLE.


                                   Page 5 of 6
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Item 9. Notice of Dissolution of Group:


                                 NOT APPLICABLE.


Item 10. Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and correct.




Dated: January 26, 1998




                                   DELTEC ASSET MANAGEMENT CORPORATION



                                   By  /s/ Stephen Zuppello
                                       ---------------------------------------
                                          Stephen Zuppello
                                          Chief Operating Officer


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